Exhibit 99.28

APHRIA INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Aphria Inc., (the “Company” or “Aphria”), is for the three months ended August 31, 2017. It is supplemental to, and should be read in conjunction with the Company’s unaudited consolidated financial statements and the accompanying notes for the period ended August 31, 2017, as well as the financial statements and MD&A for the year ended May 31, 2017. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators. Additional information regarding Aphria Inc. is available on our website at www.aphria.com or through the SEDAR website at www.sedar.com.

In this MD&A, reference is made to “all-in” cost of sales, cash costs to produce, gross profit before fair value adjustments (previously referred to as adjusted gross profit), adjusted gross margin and EBITDA, which are not measures of financial performance under IFRS. The Company calculates each as follows:

•                  “All-in” cost of sales of dried cannabis per gram is equal to cost of sales of dried cannabis plus (minus) increase (decrease) in plant inventory divided by gram equivalents of cannabis sold in the quarter. Management believes this measure provides useful information as a benchmark of the Company against its competitors.

•                  Cash costs to produce dried cannabis per gram is equal to cost of sales of dried cannabis less amortization and packaging costs plus (minus) increase (decrease) in plant inventory divided by gram equivalents of cannabis sold in the quarter. Management believes this measure provides useful information as it removes non-cash and post production expenses tied to our growing costs and provides a benchmark of the Company against its competitors.

•                  Gross profit before fair value adjustments is equal to gross profit less the non-cash increase (plus the non-cash decrease) in the FV on growth and on sale, if any. Management believes this measure provides useful information as it removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.

•                  Adjusted gross margin is gross profit before fair value adjustments divided by revenue. Management believes this measure provides useful information as it represents the gross profit based on the Company’s cost to produce inventory sold and removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.

•                  EBITDA from operations is net income (loss), plus (minus) income taxes (recovery) plus (minus) finance income, net, plus amortization, plus share-based compensation, plus (minus) non-cash FV adjustments on growth and on sale, plus amortization of non-capital assets, plus impairment of intangible assets, plus (minus) bad debts (recovery), plus (minus) loss (gain) on disposal of capital assets, plus (minus) loss (gain) on marketable securities, plus (minus) loss (profit) from equity accounted investee, minus deferred gain on sale of intellectual property recognized, plus (minus) loss (gain) on dilution of ownership in equity accounted investee, plus (minus) unrealized loss (gain) on embedded derivatives, plus (minus) unrealized loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations exclusive of its equity accounted investee.

•                  EBITDA is EBITDA from operations plus (minus) EBITDA (loss) from equity accounted investee. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations.

•                  EBITDA (loss) from equity accounted investee is calculated based on the same approach as outlined above for EBITDA from operations, based on the operations of its equity accounted investee and pro-rated based on the Company’s percentage of ownership. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated from its equity accounted investee’s operations.

•                  Strategic investments are the total cash flows used in investing activities relating to investment in long-term investments and equity accounted investments as well as both notes and convertible notes advanced. Management believes this measure provides useful information as it helps provide an indication of the use of capital raised by the Company outside of its operating activities.

These measures are not necessarily comparable to similarly titled measures used by other companies.

All amounts in this MD&A are expressed in Canadian dollars and where otherwise indicated.

This MD&A is prepared as of October 12, 2017.

COMPANY OVERVIEW

Aphria Inc. is continued in Ontario, the Company’s common shares are listed under the symbol “APH” on the Toronto Stock Exchange (“TSX”) and under the symbol “APHQF” on the United States OTCQB Venture Market exchange.

Pure Natures Wellness Inc. (o/a Aphria) (“PNW”), a wholly-owned subsidiary of the Company, is licenced to produce and sell medical marijuana under the provisions of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). PNW received its licence to produce and sell medical marijuana on November 26, 2014, followed by its licence to sell cannabis extracts on August 18, 2016. PNW’s operations are based in Leamington, Ontario. The Leamington greenhouse facility provides Aphria with the opportunity to be a scalable low cost producer of medical marijuana.

The Company is focused on producing and selling medical marijuana and its derivatives through a two-pronged growth strategy, including both retail sales and wholesale channels. Retail sales are primarily sold through Aphria’s online store as well as telephone orders. Wholesale shipments are sold to other ACMPR Licenced Producers.

INVESTOR HIGHLIGHTS

	Q1-2018	Q4-2017
Revenue	$6,120,359	$5,717,866
Kilograms equivalents sold	852.0	738.3
Cash cost to produce dried cannabis / gram	$0.95	$1.11
“All-in” cost of sales of dried cannabis / gram	$1.61	$1.67
Adjusted gross margin	78.0%	85.7%
EBITDA from operations	$1,548,149	$2,870,667
Cash and cash equivalents & marketable securities	$118,731,275	$167,257,202
Working capital	$135,127,644	$169,051,562
Capital and intangible asset expenditures	$23,704,138	$31,955,214
Strategic investments	$20,131,330	$33,561,864

•                  Retail & wholesale platforms

•                  Current production capacity equal to 9,000 kgs (annualized) production capability

•                  Short-term capacity upgrade to 30,000 kgs (annualized) production capability expected in next year

•                  Mid-term capacity upgrade to 100,000 kgs (annualized) production capability expected in 15 months

•                  Long-term capacity available via additional 100-acre property in Leamington, Ontario

•                  No crop failures since inception

•                  Eight consecutive quarters of EBITDA

•                  Strong executive team

•                  20+ years of Pharma experience

•                  35+ years of greenhouse growing experience

QUARTERLY HIGHLIGHTS

Operational highlights — Continued progress on expansion projects

The Company continues to work towards the completion of its Part III and Part IV fully capitalized expansion projects. The construction of both the 200,000 and 700,000 sq. ft. state-of-the-art greenhouse facilities are progressing as scheduled with the first harvest expected in April 2018 from Part III and December 2018 from Part IV. Upon completion of both projects, at 1,000,000 sq. ft. of cumulative greenhouse growing space the Company anticipates 100,000 kgs in annualized production capacity. Further, on September 29, 2017, the Company received approval for its recently completed four Level 9 vaults, each with a maximum allowable storage capacity of 3,125 kgs. The economies of scale achieved as a result of the completion of these expansion projects as well as the approval of the additional vault space will further promote Aphria’s commitment to being a low-cost producer in the industry.

Aphria reports eighth consecutive quarter of positive EBITDA

The Company reported EBITDA, as defined above, of $872,657 for the quarter. This marks the eighth consecutive quarter where the Company has reported positive EBITDA. The Company has recorded total EBITDA of $5,903,017 for the trailing twelve-month period.

Aphria reports retained earnings in the current quarter

As a result of its cumulative net earnings to date exceeding its historical losses, Aphria reported retained earnings of $10,917,659 as at August 31. 2017 and is no longer in a deficit position. The Company is one of less than a handful of publicly-traded licenced producers to achieve this milestone.

Improvement in “all-in” cost of sales of dried cannabis and cash cost to produce per gram

During the quarter, our “all-in” costs of dried cannabis per gram decreased from $1.67 in the prior quarter to $1.61 in the current quarter, representing a $0.06 decrease or a 3.6% decrease, and cash cost to produce per gram decreased from $1.11 to $0.95, representing a decrease of $0.16 or a 14.4% decrease. The decrease related to increased harvests associated with added growing space during the quarter (Part II expansion).

Additional investment in Green Acre Capital Fund

On January 23, 2017, Aphria agreed to invest in Green Acre Capital Fund. In relation to its participation, the Company committed $2,000,000 to the expected $30,000,000 fund and as of the balance sheet date has invested $700,000, of which $400,000 was contributed during the current reporting period.

Investment in TS BrandCo Holdings Inc.

On June 28, 2017, the Company entered into a subscription agreement with TS BrandCo Holdings Inc. (“Tokyo Smoke”) for the purchase of 140,845 common shares, for a total cost of $1,000,000.

Completion of Part II Expansion

On July 10, 2017, the company harvested its first plants from the area referred to as Part II expansion. In August 2017, the company recorded its first sale of product grown, flowered and harvested exclusively from its Part II expansion.

Investment in Liberty Health Sciences Inc. (formerly DFMMJ Investments, Ltd.) — Completed business combination and began public trading

On July 20 2017, DFMMJ Investments, Ltd. (“DFMMJ”) completed its business combination with SecureCom Mobile Inc. (“SecureCom”) through a reverse takeover acquisition. After amalgamation, SecureCom changed its name to Liberty Health Sciences Inc. (“Liberty”) and remained the resulting issuer.

Upon the completion of the transaction, Liberty consolidated its issued and outstanding common shares, broker warrants and existing stock options on the basis of three pre-consolidation common shares held for one post-consolidation common share. As a result of the three-for-one exchange, Aphria now holds 106,864,102 common shares of Liberty, representing a 37.6% ownership.

During the quarter, the Company recorded a gain on dilution of ownership in equity accounted investee of $7,551,158, a deferred gain on sale of intellectual property recognized of $233,333, a loss from equity accounted investee of $8,840,264 and an other comprehensive loss from equity accounted investee of $1,320,398.

Additional investment in Copperstate Farms Investors, LLC in Arizona

On July 26, 2017, the Company purchased an additional 2,668 additional membership units for $1,334,000 USD ($1,668,167 CAD). Further, the Company lent Copperstate Farms Investors, LLC (“CSF”) $2,000,000 USD ($2,501,000 CAD) in exchange for a senior secured convertible loan as well as an additional $666,000 USD ($834,898 CAD) as a note payable with no set terms of repayment. The convertible debenture bears interest at 9%, is due on May 15, 2018, and includes the right to convert the debenture into membership units at $500 USD per unit. The loan is pre-payable at any time by CSF, no principal payments are due prior to the Maturity Date. If at least $500,000 USD of the outstanding loan balance is not repaid by February 28, 2018, then an automatic conversion would be triggered for $500,000 USD plus any accrued but unpaid interest, net of any repayments towards the principal, of the loan balance at $500 USD per unit. If the outstanding loan balance has not been repaid before the Maturity Date, an automatic conversion would be triggered for the remaining loan balance at $500 USD per unit. The convertible loan is secured by a first charge on CSF’s greenhouse assets and real property located in Snowflake, Arizona. The note payable is expected to be repaid before the company’s next reporting date.

Global Partnership with Nuuvera Corp.

On August 9, 2017, the Company announced that it entered into a global strategic partnership with Nuuvera Corp. (“Nuuvera”), a Canadian-based global cannabis business. Initially focused on the Canadian market, the partnership includes joint relationships with Nuuvera to expand production across the globe, including Europe, Israel and Latin America. As part of the partnership, the parties entered into five separate and distinct commercial transactions, whereby:

•                  Aphria invested $2 million in a Nuuvera common share offering;

•                  Aphria entered into a supply agreement with Nuuvera to supply annual requirements of 1,500 kgs, growing to 17,000 kgs when Aphria completes its four-part expansion plan in 2018;

•                  Aphria will sell 100 of the 200 acres of land the Company owns on Mersea Road 8 (“Mersea Property”) in Leamington to Nuuvera, in exchange for a cash payment of $4 million (“Land Acquisition”);

•                  Aphria will provide consulting services to Nuuvera on the design and build of a 1 million square foot state-of-the-art greenhouse on the Mersea Property, in exchange for a fee equal to 8% of Nuuvera’s cost to build the facility, exclusive of the Land Acquisition; and,

•                  Aphria entered into an operational services agreement with Nuuvera to operate the Mersea Property in exchange for a fee of $0.10 per gram of cannabis harvested in the facility (“Operational Services”). Based on Aphria’s current expected yield from its 1 million square feet of greenhouse, it is anticipated that the operational services agreement will yield an annual payment of more than $10 million per year to Aphria, once Nuuvera’s greenhouse is fully built out.

Convertible Note issued by HydRx Farms Ltd. (d/b/a Scientus Pharma)

On August 14, 2017, Aphria lent $11,500,000 to Scientus Pharma (“SP”) as a convertible debenture. The convertible debenture bears interest at 8%, paid semi-annually, matures in two years and includes the right to convert the debenture into common shares of SP at $2.75 per common share at any time before maturity. SP maintains the option of forced conversion of the convertible debenture if the common shares of SP trade on a stock exchange at a value of $3.02 or more for 30 consecutive days.

FAIR VALUE MEASUREMENTS

Impact of fair value metrics on biological assets and inventory

In accordance with IFRS, the Company is required to record its biological assets at fair value. During the main growth phase, the cost of each plant is accumulated on a weekly basis. This occurs from the date of clipping from a mother plant up to the end of the twelfth week of growth. For the remainder of the growing period, the cost of each plant continues to be accumulated on a weekly basis but also includes an allocation to recognize the eventual fair value of the plant. At the time of harvest, the accumulated cost of each plant is based on the number of grams harvested and the Company increases the cost value to its full fair value less costs to sell.

As at August 31, 2017, the Company’s harvested cannabis and cannabis oil, as detailed in Note 7, and biological assets, as detailed in Note 8 of its financial statements, are as follows:

	August 31, 2017	May 31, 2017
Harvested cannabis — at cost	$943,904	$1,076,818
Harvested cannabis — fair value increment	1,761,552	1,430,145
Harvested cannabis trim — at cost	394,434	152,081
Harvested cannabis trim — fair value increment	849,624	268,241
Cannabis oil — at cost	586,192	316,412
Cannabis oil — fair value increment	987,327	365,644
Biological assets — at cost	1,679,464	1,203,479
Biological assets — fair value increment	1,755,041	159,270
Cannabis products — at fair value	$8,957,538	$4,972,090

In an effort to increase transparency, the Company’s biological assets are carried at fair value increments of $0.65, $1.29, $1.94 and $2.58 per gram for weeks 13, 14, 15 and 16, respectively. Harvested cannabis, harvested cannabis trim and cannabis oil are carried at fair values of $3.75 per gram, $3.00 per gram and $0.625 per mL, respectively. The individual components of fair values are as follows:

	August 31, 2017	May 31, 2017
Harvested cannabis — at cost — per gram	$1.17	$1.61
Harvested cannabis —fair value increment — per gram	2.58	2.14
Harvested cannabis trim — at cost — per gram	0.94	1.09
Harvested cannabis trim — fair value increment — per gram	2.06	1.91
Cannabis oil — at cost — per mL	0.23	0.35
Cannabis oil — fair value increment — per mL	0.40	0.28

COST PER GRAM

Calculation of “all-in” costs of sales of dried cannabis per gram

The Company calculates “all-in” cost of sales of dried cannabis per gram as follows:

	Three months ended
	August 31,	May 31,
“All-in” cost of sales of dried cannabis per gram	2017	2017
Production costs	$1,346,162	$814,906
Add (less):
Cost of accessories	(36,966)	(31,398)
Cannabis oil conversion costs	(40,915)	(27,857)
Increase in plant inventory	100,000	480,000
Adjusted “All-in” cost of sales of dried cannabis	$1,368,281	$1,235,651
Grams equivalents sold during the quarter	851,999	738,299
“All-in” cost of sales of dried cannabis per gram	$1.61	$1.67

Calculation of cash costs to produce dried cannabis per gram

The Company calculates cash costs to produce dried cannabis per gram as follows:

	Three months ended
	August 31,	May 31,
Cash costs to produce dried cannabis per gram	2017	2017
Adjusted “All-in” cost of sales of dried cannabis	$1,368,281	$1,235,651
Less:
Amortization	(389,123)	(267,826)
Packaging costs	(170,400)	(150,695)
Cash costs to produce dried cannabis	$808,758	$817,130
Gram equivalents sold in the quarter	851,999	738,299
Cash costs to produce per gram	$0.95	$1.11

INDUSTRY TRENDS AND RISKS

The Company’s overall performance and results of operations are subject to a number of risks and uncertainties. The economic, industry and risk factors discussed in our Annual Report, each in respect of the year ended May 31, 2017 and in our Short Form Prospectus, dated February 17, 2017, remain substantially unchanged in respect of the three months ended August 31, 2017. The more significant of which are reported below.

Recent Announcements in the United States

The Company maintains multiple investments in U.S.-based entities who participate at multiple levels in the U.S. marijuana industry. The Board has undertaken to consider, evaluate, assess and provide additional disclosure on any risks there may be to investors as a result of certain investments in entities involved with medical marijuana in the United States. Outlined below is a summary of certain risks that the Board has identified as being appropriate to highlight to investors at this time. These risks will continue to be considered, evaluated, reassessed, monitored and analyzed on an on-going basis and will be supplemented, amended and communicated to investors as necessary or advisable in the Company’s future public disclosure.

While marijuana is legal in many US state jurisdictions, it continues to be a controlled substance under the United States federal Controlled Substances Act

Unlike in Canada which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical marijuana under the Access to Cannabis for Medical Purposes Regulations, investors are cautioned that in the United States, marijuana is largely regulated at the state level. To the Company’s knowledge, there are to date a total of 28 states, plus the District of Columbia, that have legalized marijuana in some form, including Arizona and Florida as noted above in connection with the investments in both Copperstate Farms LLC, and Copperstate Farms Investors, LLC (together referred to as “Copperstate”) and Liberty. Notwithstanding the permissive regulatory environment of medical marijuana at the state level, marijuana continues to be categorized as a controlled substance under the Controlled Substances Act (the “CSA”) in the United States and as such, may be in violation of federal law in the United States.

The United States Congress has passed appropriations bills each of the last three years that have not appropriated funds for prosecution of marijuana offenses of individuals who are in compliance with state medical marijuana laws. American courts have construed these appropriations bills to prevent the federal government from prosecuting individuals when those individuals comply with state law. However, because this conduct continues to violate federal law, American courts have observed that should Congress at any time choose to appropriate funds to fully prosecute the CSA, any individual or business—even those that have fully complied with state law—could be prosecuted for violations of federal law. And if Congress restores funding, the government will have the authority to prosecute individuals for violations of the law before it lacked funding under the CSA’s five-year statute of limitations.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical marijuana licenses in the United States, the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

The approach to the enforcement of marijuana laws may be subject to change or may not proceed as previously outlined

As a result of the conflicting views between state legislatures and the federal government regarding marijuana, investments in marijuana businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States district attorneys acknowledging that notwithstanding the designation of marijuana as a controlled substance at the federal level in the United States, several US states have enacted laws relating to marijuana for medical purposes.

The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of marijuana offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing marijuana in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of marijuana, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the Department of Justice has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the Department of Justice should be focused on addressing only the most significant threats related to marijuana. States where medical marijuana had been legalized were not characterized as a high priority. In March 2017, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit, however, he disagreed that it had been implemented effectively and has not committed to utilizing the Cole Memorandum framework going forward.

The Board has informed its decision to authorize and approve the investments in Copperstate and Liberty based on the guidelines outlined in the Cole Memorandum and believes that the risk of federal prosecution and enforcement is currently unlikely. However, unless and until the Cole Memorandum is memorialized in federal legislation, there can be no assurance that the federal government will not seek to prosecute cases involving medical marijuana businesses that are otherwise compliant with state law.

Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation, even if such proceedings were concluded successfully in favour of the Company.

The Company’s investments in the United States are subject to applicable anti-money laundering laws and regulations

The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended, and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

In February 2014, the Financial Crimes Enforcement Network (“FCEN”) of the Treasury Department issued a memorandum providing instructions to banks seeking to provide services to marijuana-related businesses. The FCEN Memo states that in some circumstances, it is permissible for banks to provide services to marijuana-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on marijuana-related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FCEN Memo.

In the event that any of the Company’s investments, or any proceeds thereof, or any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, affect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its Common Shares in the foreseeable future, in the event that a determination was made that the investments in Copperstate or Liberty (or any future investments in the United States) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

As of the date hereof, following discussions with its legal counsel, the Company is not aware of any violation of the above noted statutes as a result of its investments in Copperstate and Liberty and has no reason to believe that such investments may be constituted as, whether directly or indirectly, money laundering or proceeds of crime. However, any future exposure to money laundering or proceeds of crime could subject the Company to financial losses, business disruption and damage to the Company’s reputation. In addition, there is a risk that the Company may be subject to investigation and sanctions by a regulator and/or to civil and criminal liability if the Company has failed to comply with the Company’s legal obligations relating to the reporting of money laundering or other offences.

The Company’s investments in the United States may be subject to heightened scrutiny

For the reasons set forth above, the Company’s existing investments in the United States, and any future investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction.

Government policy changes or public opinion may also result in a significant influence over the regulation of the marijuana industry in Canada, the United States or elsewhere. A negative shift in the public’s perception of medical marijuana in the United States or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical marijuana, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business, financial condition and results of operations.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by Aphria or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares. Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Risks Inherent in an Agricultural Business

Aphria’s business involves the growing of medical marijuana, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although Aphria expects that any such growing will be completed indoors under climate controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production

Reliance on a Single Facility

To date, Aphria’s activities and resources have been primarily focused on the premises in Leamington, Ontario. Aphria expects to continue the focus on this facility for the foreseeable future. Adverse changes or developments affecting the existing facility could have a material and adverse effect on Aphria’s ability to continue producing medical marijuana, its business, financial condition and prospects.

Third Party Transportation

In order for customers of Aphria to receive their product, Aphria must rely on third party mail and courier services. This can cause logistical problems with and delays in patients obtaining their orders and cannot be directly controlled by Aphria. Any delay by third party transportation and/or rising costs associated with these services may adversely affect Aphria’s financial performance. Moreover, security of the product during transportation to and from the Company’s facilities is critical due to the nature of the product. A breach of security during transport could have material adverse effects on Aphria’s business, financials and prospects. Any such breach could impact Aphria’s ability to continue operating under its licenses or the prospect of renewing its licenses.

Product Liability

As a distributor of products designed to be ingested by humans, Aphria faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of Aphria’s products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of Aphria’s products alone or in combination with other medications or substances could occur. Aphria may be subject to various product liability claims, including, among others, that Aphria’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against Aphria could result in increased costs, could adversely affect Aphria’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of Aphria. There can be no assurances that Aphria will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of Aphria’s potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of Aphria’s products are recalled due to an alleged product defect or for any other reason, Aphria could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. Aphria may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although Aphria has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of Aphria’s significant brands were subject to recall, the image of that brand and Aphria could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for Aphria’s products and could have a material adverse effect on the results of operations and financial condition of Aphria and the Resulting Issuer. Additionally, product recalls may lead to increased scrutiny of Aphria’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Regulatory or Agency proceedings, Investigations and Audits

The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. Aphria may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require Aphria to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition and results of operation.

Information technology systems and cyber-attacks

Aphria has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Aphria has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Reliance on the Licence

Aphria’s ability to grow, store and sell medical marijuana in Canada is dependent on maintaining its licence with Health Canada. Failure to comply with the requirements of the licence or any failure to maintain its licence would have a material adverse impact on the business, financial condition and operating results of Aphria. Although Aphria believes it will meet the requirements of the ACMPR for extension of the licence, there can be no guarantee that Health Canada will extend or renew the licence or, if it is extended or renewed, that it will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the licence or should it renew the licence on different terms, the business, financial condition and results of the operation of Aphria would be materially adversely affected.

Reliance on Veterans Affairs Canada (“VAC”) medical cannabis reimbursement policies

As the Company has previously disclosed, VAC reimburses certain medical cannabis purchases for eligible retired Canadian Armed Forces veterans. The current reimbursement policy includes a 3 gram per day limit, subject to certain exceptions, and a $8.50 per gram price cap. The Company maintains a number of veterans as part of its overall medical patient list, although as discussed elsewhere in this MD&A, veteran sales have decreased over the prior quarter. As the Company grows larger and, more particularly, if and when adult recreational use of cannabis is implemented by the Federal Government, the Company anticipates that veteran patients will become less and less material to its overall sales as a relative percentage. However, should VAC further amend its reimbursement policies prior to the introduction of adult recreational use of cannabis, the Company may be materially adversely affected.

RESULTS OF OPERATIONS

Revenue

Revenue for the three months ended August 31, 2017 was $6,120,359 versus $4,375,512 in the same period of 2016 and $5,717,866 in the fourth quarter of fiscal 2017.

The increase in revenue from the same period in the prior year was largely related to the continued growth of both wholesale shipments and onboarded patients offset by an increase in grams sold through wholesale channels at a lower average selling price per gram equivalent. The increased grams sold through wholesale channels were available because of the reduction in retail purchases (on a per gram basis) by veterans, as a result of the previously announced changes to VAC’s reimbursement policies (“VAC Policy”) for veterans.

The increase in revenue during the quarter from the prior quarter was largely related to:

•                  Continued acceleration of patient onboarding, including sales of 142,440 gram equivalents to patients on-boarded in the quarter;

•                  Continued growth of sales to existing patients, including sales of 518,595 gram equivalents to patients on-boarded prior to the quarter;

•                  Wholesale orders to other Licensed Producers of 190,964 grams;

•                  Maintained the percentage of cannabis oil sold, at a higher average price than dried cannabis, at 31.9%; and,

•                  Increased average retail selling price (excluding wholesale) during the period from $7.67 to $7.91.

These factors were partially offset by an increase in grams sold through wholesale channels at a lower average selling price per gram. The additional grams sold through wholesale were made available for wholesale shipment largely due to the decrease in demand from the Company’s veteran patients resulting from changes to the VAC Policy, as discussed above. As a result of the changes to the VAC Policy, the Company recorded sales of approximately $1.7 million to veterans in the quarter. This was a decrease of approximately $1 million from the previous three months, versus an increase of approximately $0.9 million in the prior year for the same comparative periods.

Gross profit and gross margin

The gross profit for the three months ended August 31, 2017 was $7,904,441, compared to $3,782,145 in the same quarter in the prior year and $5,826,311 in the fourth quarter of fiscal 2017. The increase in gross profit from the prior year is consistent with the much larger patient base over the prior year offset, decreased production costs per gram equivalent and the increase in the fair value adjustment for biological assets against the decrease in average selling price per gram equivalent.

The gross profit for the three months ended August 31, 2017 increased to $7,904,441, compared to $5,826,311 in the prior quarter, as shown below:

	Three months ended
	August 31, 2017	May 31, 2017
Revenue	$6,120,359	$5,717,866

Production costs	1,346,162	814,906

Gross profit before fair value adjustments	4,774,197	4,902,960

Fair value adjustment on sale of inventory	1,135,535	1,409,505
Fair value adjustment on growth of biological assets	(4,265,779)	(2,332,856)
	(3,130,244)	(923,351)

Gross profit	$7,904,441	$5,826,311
Gross margin	129.1%	101.9%

Cost of sales currently consist of three main categories: (i) production costs (formerly defined as cost of goods sold) and, (ii) fair value adjustment on sale of inventory and (iii) fair value adjustment on growth of biological assets.

(i) Production costs include the direct cost of materials and labour related to the medical cannabis sold. This would include growing, cultivation and harvesting costs, stringent quality assurance and quality control, cannabis oil processing costs, as well as packaging, labelling and amortization of production equipment and greenhouse infrastructure utilized in the production of medical cannabis. All medical cannabis shipped and sold by Aphria has been grown and produced by the Company.

(ii) Fair value adjustment on sale of inventory is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the net effect of the non-cash fair value adjustment of inventory sold in the period.

(iii) Fair value adjustment on growth of biological assets is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the net effect of the non-cash fair value adjustment of biological assets (medical cannabis) produced and sold in the period. In an effort to increase transparency, management deems it necessary to disclose that inventory of harvested cannabis (Note 7 — Consolidated financial statements for the three months ended August 31, 2017) consists of harvested cannabis, harvested cannabis trim and cannabis oil, of which harvested cannabis is carried at a value of $3.75 per gram, harvested cannabis trim is carried at $3.00 per gram and cannabis oil is carried at $0.625 per mL (6mL of cannabis oil is equivalent to 1 gram of dried product).

The increase in production costs is primarily attributable to decreased over-absorption of overhead costs in the quarter, which represent period costs as described above. The reduction to incremental over-absorption of overhead costs was primarily a function of increased production yields.

Management believes that the use of non-cash IFRS adjustments in calculating gross profit and gross margin can be confusing due to the large value of non-cash fair value metrics required. Accordingly, management believes the use of an gross profit before fair value adjustments and adjusted gross margin provides a better representation of performance by excluding non-cash fair value metrics required by IFRS.

Gross profit before fair value adjustments and adjusted gross margin are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

The following is the Company’s gross profit before fair value adjustments and adjusted gross margin as compared to IFRS for the quarter:

	Three months ended		Three months ended
	August 31, 2017		August 31, 2017
	(IFRS)	Adjustments	(Adjusted)
Revenue	$6,120,359	$—	$6,120,359

Production costs	1,346,162	—	1,346,162
Fair value adjustment on sale of inventory	1,135,535	(1,135,535)	—
Fair value adjustment on growth of biological assets	(4,265,779)	4,265,779	—
	(1,784,082)	3,130,244	1,346,162

Gross profit	$7,904,441	$3,130,244	$4,774,197

Gross margin	129.1%		78.0%

Selling, general and administrative

Selling, general and administrative expenses are comprised of general and administrative, share-based compensation, selling, marketing and promotion, amortization, research and development and impairment of intangible asset. These costs increased by $3,526,402 to $6,520,719 from $2,994,317 in the same quarter in the prior year.

Selling, general and administrative costs

	Three months ended August 31,
	2017	2016
General and administrative	$1,735,217	$959,592
Share-based compensation	2,508,901	203,095
Selling, marketing and promotion	1,947,586	1,380,647
Amortization	238,648	201,670
Research and development	90,367	249,313
	$6,520,719	$2,994,317

General and administrative costs

	Three months ended August 31,
	2017	2016
Executive compensation	$306,030	$212,309
Consulting fees	94,421	44,765
Office and general	553,523	291,144
Professional fees	216,641	106,007
Salaries and wages	407,731	224,648
Travel and accommodation	136,393	72,566
Rent	20,478	8,153
	$1,735,217	$959,592

The increase in general and administrative costs during the quarter was largely related to an increase in:

•                  Executive and director compensation as a result of changes in our executive and director compensation as described in our Management Information Circular dated September 11, 2017;

•                  Salaries and wages and office and general as a result of increased activity within the business over the same period in the prior year;

•                  Office and general, predominantly associated with increased property taxes, investor relations and public company expenses; and,

•                  Professional fees, predominantly comprised of legal costs, associated with various negotiations and reviews of current and potential business relationships necessary to sustain growth of the Company, including recurring costs related to our listing on the TSX.

Share-based compensation

The Company recognized share-based compensation expense of $2,508,901 for the three months ended August 31, 2017 compared to $203,095 for the prior year. Share-based compensation was valued using the Black-Scholes valuation model and represents a non-cash expense. The increase in share-based compensation is consistent with the increase in stock options issued during the respective period, 1,265,000 in the current period compared to 423,000 in the same period of the prior year. Of the stock options granted in the quarter, 771,666 vested in the quarter.

Selling, marketing and promotion costs

For the three months ended August 31, 2017, the Company incurred selling, marketing and promotion costs of $1,947,586, or 31.8% of revenue versus $1,380,647 or 31.6% of revenue in the comparable prior period. These costs related to patient acquisition and ongoing patient maintenance, the Company’s call centre operations, shipping costs, marketing department, as well as the development of promotional and information materials. Patient acquisition and ongoing patient maintenance costs include payments to individual clinics to perform medical studies as well as reimbursement of operating costs incurred by clinics on the Company’s behalf. The increase in selling, marketing and promotion cost is directly correlated with the increase in patient and sales volumes over the comparable period.

Amortization

The Company incurred amortization charges of $238,648 for the three months ended August 31, 2017 compared to $201,670 for the same period in the prior year. The increase in amortization charges are a result of the capital expenditures made during the prior fiscal year and being put in to use during the current fiscal year.

Research and development

Research and development costs of $90,367 were expensed during the three months ended August 31, 2017 compared to $249,313 in same period last year. These relate to costs associated with process validation of the Company’s internal chemistry and micro biology labs, as well as researching different aspects of genetics. The Company also has continued experimenting with different growing methods and methods of extraction of cannabis oils and related derivatives for future commercialization.

Non-operating items

	Three months ended August 31,
	2017	2016
Consulting revenue	$292,478	$—
Foreign exchange loss	(150,702)	—
Loss on marketable securities	(1,746,367)	—
(Loss) gain on sale of capital assets	(7,260)	11,367
Gain on dilution of ownership in equity accounted investee	7,551,158	—
Loss from equity accounted investee	(8,840,264)	—
Deferred gain on sale of intellectual property recognized	233,333	—
Finance income, net	479,719	96,074
Unrealized gain on embedded derivatives	532,750	—
Unrealized gain on long-term investments	19,081,556	—
	$17,426,401	$107,441

During the quarter, the Company performed a valuation of its investments in Copperstate Farms, LLC and Copperstate Farms Investors, LLC after the operating company recorded its first commercial sales. As a result of the valuation, the Company increased the fair value of its investments in Copperstate by approximately $22.2M.

Net income (loss)

The Company recorded net income for the three months ended August 31, 2017 of $15,040,168 or $0.11 per share as opposed to net income of $895,269 or $0.01 per share in the same period of the prior year.

EBITDA

EBITDA from operations is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates EBITDA from operations as net income (loss), plus (minus) income taxes (recovery) plus (minus) finance income, net, plus amortization, plus share-based compensation, plus (minus) non-cash FV adjustments on growth and on sale, plus amortization of non-capital assets, plus impairment of intangible assets, plus (minus) bad debts (recovery), plus (minus) loss (gain) on disposal of capital assets, plus (minus) loss (gain) on marketable securities, plus (minus) loss (profit) from equity accounted investee, minus deferred gain on sale of intellectual property recognized, plus (minus) loss (gain) on dilution of ownership in equity accounted investee, plus (minus) unrealized loss (gain) on embedded derivatives, plus (minus) unrealized loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management, all as follows:

	Three months ended August 31,
	2017	2016
Net income	$15,040,168	$895,269
Income taxes	3,769,955	—
Finance income, net	(479,719)	(96,074)
Amortization	627,771	454,878
Share-based compensation	2,508,901	203,095
Fair value adjustment on sale of inventory	1,135,535	1,339,538
Fair value adjustment on growth of biological assets	(4,265,779)	(1,800,087)
Amortization of non-capital assets	2,761	14,854
Allowance for bad debts	13,462	54,163
Loss from equity accounted investee	8,840,264	—
Deferred gain on sale of intellectual property recognized	(233,333)	—
Gain on dilution of ownership in equity accounted investee	(7,551,158)	—
Loss (gain) on sale of capital assets	7,260	(11,367)
Loss on marketable securities	1,746,367	—
Unrealized gain on embedded derivatives	(532,750)	—
Unrealized gain on long-term investments	(19,081,556)	—
EBITDA from operations	$1,548,149	$1,054,269

	Three months ended August 31,
	2017	2016
EBITDA from operations	$1,548,149	$1,054,269
EBITDA loss from equity accounted investee	(675,492)	—
EBITDA	$872,657	$1,054,269

LIQUIDITY AND CAPITAL RESOURCES

Cash flow generated from operations for the period decreased by $5,327,823 from cash flow generated in operations of $1,526,703 in the three-month period of the prior year to cash flow used in operations of $3,801,120 in the current three-month period. The decrease in cash flow generated from operations is primarily a result of:

•                  Increase in non-cash working capital of approximately $5,500,000, comprised primarily of increased HST receivable, inventory and prepaid assets and decreased accounts payable and accrued liabilities.

Cash resources / working capital requirements

The Company constantly monitors and manages its cash flows to assess the liquidity necessary to fund operations. As at August 31, 2017, Aphria maintained $38,229,855 of cash and cash equivalents on hand plus $80,501,420 in liquid marketable securities, compared to $53,452,414 in cash and cash equivalents at August 31, 2016 and $79,910,415 in cash and cash equivalents plus $87,346,787 in liquid marketable securities at May 31, 2017. Liquid sources of cash increased $65,278,861 in the twelve-month period and decreased $48,525,927 in the quarter.

Working capital provides funds for the Company to meet its operational and capital requirements. As at August 31, 2017, the Company maintained working capital of $135,127,644. Management expects the Company to have adequate funds available on hand to meet the Company’s planned growth and expansion of facilities over the next 24 months.

Capital and intangible asset expenditures

For the three months ended August 31, 2017, the Company invested $23,704,138 in capital and intangible assets, of which $107,041 are considered maintenance CAPEX and the remainder $23,597,097 growth CAPEX, related to the property acquisitions and the Company’s Part III and Part IV Expansions.

Financial covenants

The Company met its financial covenants at all times since they have come into effect. The Company believes that it has sufficient operating room with respect to its financial covenants for the next fiscal year and does not anticipate being in breach of any of its financial covenants during this period.

Contractual obligations and off-balance sheet financing

In April 2017, the Company indemnified the landlord of the office space to be used by its equity accounted investee, Liberty Health Sciences Inc. (formerly DFMMJ Investments, Ltd.).

During the previous fiscal year, the Company terminated its lease commitment for rental of greenhouse and warehouse space in conjunction with the purchase of the 265 Talbot St. West property. The Company continues to lease office space from a related party, the lease commitment ends December 31, 2018 with the option to renew for two additional five year terms, and the Company continues to lease office space in Toronto for $4,500 per month until September 2017. In April of 2017, the Company indemnified the landlord of the office space leased by Liberty Health Sciences Inc. (formerly DFMMJ Investments, Ltd.). As disclosed above, the Company has agreed to contribute an additional $1,300,000 to Green Acre Capital Fund. The Company has a lease commitments until September 2019 and August 2020 for the use of two motor vehicles.

Minimum payments payable over the next five years are as follows:

	Payments due by period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Outstanding capital related commitments	$43,749,735	$38,682,048	$5,067,687	$—	$—
Operating leases	48,116	37,212	10,904	—	—
Motor vehicle leases	75,788	28,911	46,877	—	—
Long-term debt	32,019,235	776,523	1,696,952	1,094,991	28,450,769
Total	$75,892,874	$39,524,694	$6,822,420	$1,094,991	$28,450,769

Except as disclosed elsewhere in this MD&A, there have been no material changes with respect to the contractual obligations of the Company during the period.

Share capital

Aphria has the following securities issued and outstanding, as at October 12, 2017:

	Presently		Exercisable &	Fully
	outstanding	Exercisable	in-the-money*	diluted
Common stock	138,888,590			138,888,590
Warrants	3,657,441	3,657,441	3,657,441	3,657,441
Stock options	7,155,869	4,806,029	4,761,030	4,761,030
Fully diluted				147,307,061

* Based on closing price on October 12, 2017

QUARTERLY RESULTS

The following table sets out certain unaudited financial information for each of the eight fiscal quarters up to and including the first quarter of fiscal 2018, ended August 31, 2017. The information has been derived from the Company’s unaudited consolidated financial statements, which in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements filed in the Company’s 2017 Annual Report and include all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance and this information is not necessarily indicative of results for any future period.

	Nov/16	Feb/17	May/17	Aug/17
Revenue	$5,226,589	$5,118,516	$5,717,866	$6,120,359
Net income (loss)	945,678	4,950,250	(2,592,742)	15,040,168
Income per share - basic	0.01	0.04	(0.02)	0.11
Income per share — fully diluted	0.01	0.04	(0.02)	0.10

	Nov/15	Feb/16	May/16	Aug/16
Revenue	$2,026,975	$2,679,898	$2,776,316	$4,375,512
Net income (loss)	(431,098)	3,720	1,302,164	895,269
Loss per share - basic	(0.00)	0.00	0.02	0.01
Loss per share — fully diluted	(0.00)	0.00	0.02	0.01

RELATED PARTY BALANCES AND TRANSACTIONS

Prior to going public, the Company funded operations through the support of related parties. Since going public, the Company has continued to leverage the purchasing power of these related parties for certain of its growing related expenditures. Through these related parties, Aphria can leverage the purchasing power for growing related commodities and labour, which provides the Company with better rates than if Aphria was sourcing these on its own. These transactions are measured at their exchange amounts. The balance owing from related parties as at August 31, 2017 was $nil (May 31, 2017 - $463,916). These amounts were due upon demand and are non-interest bearing. These parties are related as they are corporations that are controlled by certain officers and directors of the Company (Mr. Cole Cacciavillani and Mr. John Cervini).

During the three months ended August 31, 2017, related party corporations charged or incurred expenditures on behalf of the Company (including rent) totaling $38,595 (2016 - $195,368). Included in this amount was rent of $8,178 charged during the three months ended August 31, 2017 (2016 - $24,855).

The Company funded the start-up costs and operations of Liberty Health Sciences Inc. (formerly DFMMJ Investments, Ltd.), a related party through an equity investment.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be publicly disclosed by a public company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures was conducted as of May 31, 2017, based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) by and under the supervision of the Company’s management, including the CEO and the CFO. Based on this evaluation, the CEO and the CFO concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators) were effective in providing reasonable assurance that material information relating to the Company is made known to them and information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in such legislation.

Under the supervision of the CEO and CFO, the Company designed internal controls over financial reporting (as defined in National Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management team used COSO to design the Company’s internal controls over financial reporting.

It is important to understand that there are inherent limitations of internal controls as stated within COSO. Internal controls, no matter how well designed and operated, can only provide reasonable assurance to management and the Board of Directors regarding achievement of an entity’s objectives. A system of controls, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that an organization’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud. Even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

There have been no changes in the Company’s internal controls over financial reporting during the three months ended August 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

SUBSEQUENT EVENTS

On September 28, 2017, the Company received full repayment on the outstanding note receivable.

On September 29, 2017, the Company received approval for its recently completed four Level 9 vaults, each with a maximum allowable storage capacity of 3,125 kgs.

On October 6, 2017, Nuuvera Corp., a level 3 fair value hierarchy investee, announced its plan to complete a reverse takeover (“RTO”) with Mira IX Acquisition Corp.

This MD&A contains forward-looking statements within the meaning of applicable securities legislation with regards to expected financial performance, strategy and business conditions. We use words such as “forecast”, “future”, “should”, “could”, “enable”, “potential”, “contemplate”, “believe”, “anticipate”, “estimate”, “plan”, “expect”, “intend”, “may”, “project”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, general economic and market conditions, investment performance, financial markets, legislative and regulatory changes, technological developments, catastrophic events and other business risks. These forward-looking statements are as of the date of this MD&A and the Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by securities laws. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

Some of the specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the following:

•                  the intended expansion of the Company’s facilities and receipt of approval from Health Canada to complete such expansion;

•                  the expected cost to produce a gram of dried cannabis;

•                  the expected cost to processing cannabis oil;

•                  the anticipated future gross margins of the Company’s operations; and,

•                  The Company’s investments in the United States, the characterization and consequences of those investments under Federal Law, and the framework for the enforcement of medical marijuana and marijuana-related offenses in the United States.